UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 27)*

G&K SERVICES, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

361268105

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361268105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RICHARD FINK

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 957,461

	6.	Shared Voting Power 94,382

	7.	Sole Dispositive Power 957,461

	8.	Shared Dispositive Power 94,382

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,051,843

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See Exhibit A

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer G&K Services, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 5955 Opus Parkway, Suite 500 Minnetonka, MN 55343

Item 2.
	(a)	Name of Person Filing Richard Fink
	(b)	Address of Principal Business Office or, if none, Residence 9700 Oak Ridge Trail Minnetonka, MN 55305
	(c)	Citizenship U.S.A.
	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 361268105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,051,843
(b) Percent of class: 4.9 percent pursuant to Rule 13d-3(c).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 957,461 (Includes options to purchase 57,310 shares which are currently vested.)
(ii) Shared power to vote or to direct the vote 94,382
(iii) Sole power to dispose or to direct the disposition of 957,461 (Includes options to purchase 57,310 shares which are currently vested.)
(iv) Shared power to dispose or to direct the disposition of 94,382

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
(a)Not Applicable (b)Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2006
Date
/s/ Richard Fink
Signature
Richard Fink
Name/Title

EXHIBIT A

To Form 13G (Individual)

The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act, he is the “beneficial owner” of any equity securities listed below; and such person expressly disclaims that he is part of a “group.”

Record Owner’s Relationship to Reporting Person	Record Owner’s Type of Ownership		Number of Shares

Reporting Person	Indirect	(1)	78,226	(*)

Reporting Person	Indirect	(2)	16,156	(*)

Spouse	Indirect		7,700

(1)   As Co-Trustee of the David Robert Fink 1992 Trust.

(2)   By The Richard and Beverly Fink Family Foundation.

*      Included in the amount reported in Item 4(a).